Filed by Okada Manila International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Okada Manila International, Inc. and 26 Capital Acquisition Corp. (NASDAQ: ADER) Announce Plans to Participate in the New York State Gaming Commission’s Request for Information Regarding Casino Licenses

NEWS PROVIDED BY

26 Capital g

Dec 08, 2021, 10:35 ET

MANILA, MIAMI, and TOKYO, Dec. 8, 2021 /PRNewswire/ — Okada Manila International, Inc., a subsidiary of Universal Entertainment Corporation (TSE: 6425) and an affiliate of the operator of Okada Manila, and 26 Capital Acquisition Corp. today announced that they will submit plans in response to the New York State Gaming Commission’s requests for information for what is expected to be three new casino licenses in the southernmost part of the state. These licenses are the last ones authorized as part of a 2013 ballot measure that allowed for seven new nontribal casinos, four of which have already been built upstate. Okada Manila International, Inc., the anticipated holding company of Okada Manila, recently announced its corporate name change to “UE Resorts International, Inc.” and the response to the information request will be submitted under this name.

About Universal Entertainment Corp.

Universal Entertainment (TSE: 6425) is a key player in the Asian integrated resorts business through its ownership of the Okada Manila hotel and casino. Universal is also a leading manufacturer of gaming machines in Japan where it designs, produces and distributes Pachinko and Pachislot machines.

About 26 Capital Acquisition Corp.

26 Capital Acquisition Corp. (NASDAQ: ADER) is a Nasdaq-listed blank check company formed for the purpose of creating stockholder value by identifying an acquisition target with significant growth opportunities that the 26 Capital team can enhance by utilizing its experience and track record of creating and unlocking value, with particular focus in gaming, gaming technology, lodging, and entertainment. 26 Capital is led by Jason Ader of SpringOwl Asset Management. Mr. Ader has over 26 years of experience as an institutional investor, asset manager, and research analyst, with particular expertise in the gaming and hospitality industries. SpringOwl Asset Management has raised more than $1 billion in capital since it was founded in 2013.

Participants in the Solicitation

26 Capital Acquisition Corp. and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from 26 Capital Acquisition Corp.’s stockholders with respect to the proposed business combination transaction. A list of the names of those directors and executive officers and a description of their interests in 26 Capital Acquisition Corp. is set forth in 26 Capital Acquisition Corp.’s filings with the SEC (including 26 Capital Acquisition Corp.’s final prospectus related to its initial public offering (File No. 333-251682) dated as of January 14, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to 26 Capital Acquisition Corp., 701 Brickell Avenue, Miami, Florida 33131, attention: Jason Ader. Additional information regarding the interests of such participants will be contained in the prospectus/proxy statement for the proposed business combination transaction when available.

Okada Manila and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of 26 Capital Acquisition Corp. in connection with the proposed business combination transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination transaction will be included in the registration/proxy statement for the proposed business combination transaction when available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Okada Manila’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,”“project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,”“believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, 26 Capital Acquisition Corp.’s and Okada Manila’s expectations with respect to future performance and anticipated financial impacts of the business combination transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside 26 Capital Acquisition Corp.’s and Okada Manila’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against 26 Capital Acquisition Corp. and/or Okada Manila following the consummation of the business combination transaction; (2) the impact of COVID-19 and related regulatory responses (such as local community quarantine and international travel restrictions) on Okada Manila’s business; (3) the dependence of Okada Manila’s business on its casino gaming license; (4) the inability to maintain the listing of Okada Manila’s common shares on the Nasdaq following the consummation of the business combination transaction; (5) the risk that the business combination transaction disrupts current plans and operations; (6) the ability to recognize the anticipated benefits of the business combination transaction, which may be affected by, among other things, competition, the ability of Okada Manila to grow and manage growth profitably, and retain its key employees; (7) costs related to the business combination transaction; (8) changes in applicable laws or regulations; (9) the possibility that Okada Manila may be adversely affected by other economic, business, and/or competitive factors; and (10) any plans to expand operations outside of the Philippines. The foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning 26 Capital Acquisition Corp. or Okada Manila, the transactions described herein or other matters and attributable to 26 Capital Acquisition Corp., Okada Manila or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of 26 Capital Acquisition Corp. and Okada Manila expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained here into reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

SOURCE 26 Capital

4